# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ECD Automotive Design, Inc., CIK 0001922858
CUSIP: 27877D104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Unit 107 - 4930, Industrial Lane, Kissimmee, Florida (FL), 34758
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001213900-24-006546
Filed by CIK 0002003772
Persons authorized to receive notices and communications: Scott Malcolm Wallace, c/o ECD Automotive Design, Inc., Unit 107 - 4930 Industrial Lane, Kissimmee, Florida (FL), 34758, (407) 483-4825

## Reporting persons
- Scott Malcolm Wallace (CIK 0002003772): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 5,280,000; shared voting power 0; sole dispositive power 5,280,000; shared dispositive power 0; aggregate amount beneficially owned 5,280,000 (15.021% of the class)
- The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 5,280,000; shared voting power 0; sole dispositive power 5,280,000; shared dispositive power 0; aggregate amount beneficially owned 5,280,000 (15.021% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ECD Automotive Design, Inc.
Address of issuer's principal executive offices: Unit 107 - 4930, Industrial Lane, Kissimmee, Florida (FL), 34758

## Item 2. Identity and Background
Name of person filing: This Statement is jointly filed by Scott Malcolm Wallace and The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017 (the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is c/o ECD Automotive Design, Inc., Unit 107 - 4930 Industrial Lane, Kissimmee, Florida 34758.
Present principal occupation or employment: Scott Malcolm Wallace has voting and dispositive power over the shares owned by The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017. The principal business of The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017 is a holding trust of its passive investment.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Scott Malcolm Wallace is a citizen of the United Kingdom. The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017 is a Florida trust.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 12, 2023, ECD Automotive Design, Inc., formerly known as EF Hutton Acquisition Corporation I (the "Company" or the "Issuer"), completed the business combination (the "Business Combination") contemplated by the merger agreement, dated as of March 3, 2023 and amended on October 14, 2023 (the "Merger Agreement") by and among the Company, Humble Imports Inc, d/b/a ECD Auto Design, a Florida corporation ("Humble"), ECD Auto Design UK, Ltd., an England and Wales corporation, EFHAC Merger Sub, Inc., a Florida corporation ("Merger Sub") and wholly-owned subsidiary of the Company, and Scott Wallace, as the Security holder Representative.

In connection with the Business Combination, The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017 received 5,280,000 shares of the Issuer's Common Stock in exchange for the 5,280,000 shares of common stock of Humble previously owned by The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Scott Malcolm Wallace serves as Chief Executive Officer and a member of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares of Common Stock and/or other securities, selling some or all of its shares of Common Stock and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days with respect to the Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement

## Signatures
- Scott Malcolm Wallace: /s/ Scott Malcolm Wallace, Scott Malcolm Wallace (02/18/2025)
- The Scott Malcolm Wallace Revocable Trust, Dated December 20, 2017: /s/ Scott Malcolm Wallace, Scott Malcolm Wallace/Trustee (02/18/2025)